Mail Stop 3561

January 15, 2008

Michael G. Staffaroni
Chief Executive Officer
Heelys, Inc.
3200 Belmeade Drive
Suite 100
Carrollton, TX 75006

      Re: **Heelys, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 15, 2007
               File No. 001-33182

Dear Mr. Staffaroni:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Health Care Services